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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)
                             Regency Equities Corp.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    75885510
                                    --------
                                 (CUSIP Number)

            David M. Taylor, Treasurer, First Lincoln Holdings, Inc.
                        1001 Jefferson Plaza, Suite 200,
                       Wilmington, DE 19801 (302) 429-4900
                       -----------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 January 7, 1999
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filed for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   Page 1 0f 6

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 CUSIP No.  75885510                                   Page  2 of 6  Pages
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
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   1    NAME OF REPORTING PERSON
        S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        First Lincoln Holdings, Inc. (I.D. # 95-2508211)

-----------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                    (b) [X]
-----------------------------------------------------------------------------
   3    SEC USE ONLY

-----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        WC, AF

-----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
        N/A

-----------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Corporation organized under the law of the State of
        Delaware

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                                    7   SOLE VOTING POWER

            Number of                     1,010,000 shares
             Shares
          Beneficially
            Owned By
         Each Reporting
             Person              --------------------------------------------
              With                  8   SHARED VOTING POWER
                                        71,857,965 shares

                                 --------------------------------------------
                                    9   SOLE DISPOSITIVE POWER
                                         1,010,000 shares

                                 --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                        71,857,965 shares

-----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        72,867,965 shares

-----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                  [ ]
        N/A

-----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        83.48

-----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        HC, CO

-----------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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 CUSIP No.  75885510                                   Page  3 of 6  Pages
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
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   1    NAME OF REPORTING PERSON
        S.S. Or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Evergreen Acceptance Corporation (I.D. # 95-3763346)

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                    (b) [X]
-----------------------------------------------------------------------------
   3    SEC USE ONLY

-----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        WC, AF

-----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
        N/A
-----------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Corporation organized under the laws of the State of
        Delaware

-----------------------------------------------------------------------------
                                    7   SOLE VOTING POWER

            Number of                   -0- shares
             Shares
          Beneficially
            Owned By
         Each Reporting
             Person              --------------------------------------------
              With                  8   SHARED VOTING POWER
                                        71,857,965 shares

                                 --------------------------------------------
                                    9   SOLE DISPOSITIVE POWER
                                        -0- shares

                                 --------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                        71,857,965 shares

-----------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        71,857,965 shares

-----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [ ]
        N/A
-----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        82.33

-----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON*
        CO

-----------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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
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 CUSIP No.  75885510                                   Page  4 of 6  Pages
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

            This Amendment No. 15 amends the Statement on Schedule 13D, Amendment No. 14 (the "Schedule") filed by First Lincoln Holdings Inc., a Delaware corporation ("First Lincoln") previously known as First Executive Corporation and Evergreen Acceptance Corporation, a Delaware corporation ("Evergreen") relating to the common stock, par value $.01 per share (the "Common Stock") of Regency Equities Corp., a Delaware corporation, (the "Company") as specifically set forth below.

            Item 2.  Identity And Background.
                     -----------------------

            First Lincoln is a Delaware corporation whose principal business is the ownership of real estate and insurance company assets. First Lincoln's principal office is located at 1001 Jefferson Plaza, Suite 200, Wilmington, Delaware 19801. In the past five years, First Lincoln has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the past five years, First Lincoln was not a party to a civil proceeding or judicial or administrative body as a result of which it was subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            Evergreen is a Delaware corporation which is a holding company. Evergreen's principal place of business and principal office are located at 1001 Jefferson Plaza, Suite 200, Wilmington, Delaware 19801. In the past five years, Evergreen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the past five years, Evergreen was not a party to a civil proceeding or judicial or administrative body as a result of which it was subject to a judgment, decree or final order in joining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                                  FIRST LINCOLN
                                  -------------

Name               Address                      Present Occupation
----               -------                      ------------------

Martin Oliner      1001 Jefferson Plaza         Director, Chairman of the
                   Suite 1200                   Board, and Chief Executive
                   Wilmington, Delaware 19801   Officer of First Lincoln;
                                                Attorney-at-Law

David M. Taylor    1001 Jefferson Plaza         Treasurer and Assistant
                   Suite 200                    Secretary of First Lincoln
                   Wilmington, Delaware 19801

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
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 CUSIP No.  75885510                                   Page  5 of 6  Pages
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
                                    EVERGREEN
                                    ---------

Name               Address                      Present Occupation
----               -------                      ------------------

Martin Oliner      1001 Jefferson Plaza         Director, Chairman of the
                   Suite 1200                   Board, and Chief Executive
                   Wilmington, Delaware 19801   Officer of First Lincoln;
                                                Attorney-at-Law

David M. Taylor    1001 Jefferson Plaza         Treasurer and Assistant
                   Suite 200                    Secretary of First Lincoln
                   Wilmington, Delaware 19801

            Item 3.  Source And Amount Of Funds Or Other Consideration.
                     -------------------------------------------------

            The source of funds for the potential purchase of any additional shares of Common Stock as described herein is anticipated to be the working capital of First Lincoln and/or Evergreen. Since no specific transaction has yet been proposed, the potential total funds in any potential transaction is not yet known.

            Item 4.  Purpose Of The Transaction.
                     --------------------------

            On January 7, 1999, First Lincoln and Evergreen determined to explore a possible cash merger transaction which, if proposed and consummated, would result in the acquisition by First Lincoln and/or Evergreen of the shares of Common Stock that they do not already own. To date, no specific transaction has been proposed. However, it is the understanding of First Lincoln and Evergreen that the Company has retained an independent financial advisor to review the Company and its value, to be in a position to render financial advice to the Company and its directors if a proposal is made. First Lincoln and Evergreen presently anticipate that they will propose a specific merger transaction once the Company's financial advisor is in a position to assist the Company in responding to such a proposal. However, there is no assurance that any proposal will be made, or that any proposal that is made will result in the execution of a merger agreement, consummation of a transaction or the purchase by First Lincoln and/or Evergreen of any additional shares of Common Stock.

            First Lincoln and/or Evergreen reserve their right not to make any proposal of the type described in this Section. First Lincoln and/or Evergreen also reserve their right to acquire additional shares of Common Stock, either on the open market, in privately negotiated transactions, or through a tender offer, merger or other extraordinary transaction. Except as specifically set forth herein, First Lincoln and/or Evergreen have no present plans to engage in any of the potential transactions described in this Section.

            Item 5.  Interest In Securities Of The Issuer.
                     ------------------------------------

            The aggregate number of shares of Common Stock beneficially owned by First Lincoln is 72,867,965 shares, which represents 83.48% of the Common Stock. Of this aggregate number, First Lincoln is the record owner of 1,010,000 shares of Common Stock and Evergreen, a wholly-owned subsidiary of First Lincoln, is the record owner of 71,857,965 shares of Common Stock.

            Neither Evergreen nor First Lincoln has made any purchases or sales of Common Stock within the last 60 days.

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 CUSIP No.  75885510                                   Page  6 of 6  Pages
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            After reasonably inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this Statement is true, complete and correct.


Dated:  January 11, 1999                  FIRST LINCOLN HOLDINGS, INC., a
                                          Delaware corporation



                                          By    s/  DAVID M. TAYLOR,
                                              ----------------------------------
                                             David M. Taylor, Treasurer


            After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  January 11, 1999                  EVERGREEN ACCEPTANCE
                                          CORPORATION, a Delaware corporation

                                          By   s/  DAVID M. TAYLOR,
                                              ----------------------------------
                                               David M. Taylor, Treasurer